SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                          Tender Offer Statement under
       Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                 Amendment No. 3

                          COINMACH LAUNDRY CORPORATION
                       (Name of Subject Company (Issuer))


                      CLC ACQUISITION CORPORATION (Offeror)
                          GTCR FUND VII, L.P. (Offeror)
                             GTCR-CLC, LLC (Offeror)
                            BRUCE V. RAUNER (Offeror)
                  GOLDER, THOMA, CRESSEY, RAUNER FUND IV, L.P.
                               STEPHEN R. KERRIGAN
                                 MITCHELL BLATT
                                 ROBERT M. DOYLE
                                MICHAEL E. STANKY
                                JAMES N. CHAPMAN
                            (Names of Filing Persons)

                 Class A Common Stock, par value $.01 per share
                 Class B Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                    19259L101
                      (CUSIP Number of Class of Securities)


                                 Bruce V. Rauner
                     President - CLC Acquisition Corporation
                    6100 Sears Tower, Chicago, Illinois 60606
                                 (312) 382-2200
            (Name, address, and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                   COPIES TO:

      Ronald S. Brody, Esq.                        Stephen L. Ritchie, Esq.
      Mayer, Brown & Platt                             Kirkland & Ellis
         1675 Broadway                                 200 E. Randolph
  New York, New York 10019-5820                     Chicago, Illinois 60601
        (212) 506-2500                                 (312) 861-2000

                            Calculation of Filing Fee
================================================================================
     Transaction Value*                       Amount of Filing Fee
--------------------------------------------------------------------------------
       $178,437,916                                 $35,688
================================================================================

* Estimated for the purpose of calculating the filing fee only. This amount assumes the purchase of all outstanding shares of Class A and Class B Common Stock, each par value $.01 per share, of Coinmach Laundry Corporation at $14.25 per share. The number of shares used in this calculation consists of (i) 13,178,947 shares issued and outstanding as of May 25, 2000, less shares subject to a rollover agreement which will not be purchased in the offer. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, equals 1/50th of 1% of the value of the shares to be purchased.

[_]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:     Not applicable
     Form or Registration No.:   Not applicable

     Filing Party:   Not applicable
     Date Filed:     Not applicable

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[X]  going-private transaction subject to Rule 13e-3.

[X]  amendment to Schedule 13D under Rule 13d-2.

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by CLC Acquisition Corporation, a Delaware corporation ("Purchaser"), with the Securities and Exchange Commission (the "SEC") on May 26, 2000, as amended by Amendment No. 1 filed with the SEC on June 27, 2000 and Amendment No. 2 filed with the SEC on June 30, 2000 (as amended, the "Schedule TO"). The Schedule TO relates to a tender offer by Purchaser to purchase all outstanding shares of class A common stock, par value $.01 per share, and class B common stock, par value $.01 per share, of Coinmach Laundry Corporation, a Delaware corporation (the "Company"), for a purchase price of $14.25 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 26, 2000 and in the related Letter of Transmittal.

This Amendment amends and supplements the Statement on Schedule 13D with respect to Coinmach Laundry Corporation filed by Golder, Thoma, Cressey, Rauner Fund IV, L.P., GTCR Fund VII, L.P., GTCR-CLC, LLC, Stephen R. Kerrigan, Mitchell Blatt, Robert M. Doyle, Michael E. Stanky and James N. Chapman with the Securities and Exchange Commission on May 26, 2000, as amended by Amendment No. 2 filed with the SEC on June 30, 2000.


ITEM 1

         Item 1 of the Schedule TO is hereby amended and supplemented to include the following information:

         "The Offer terminated at 5:00 p.m., Eastern Daylight Savings Time ("EDST"), on Monday, July 3, 2000. As of the time the Offer expired, 12,475,044 shares of the Company Common Stock had been tendered into the Offer and not withdrawn, representing approximately 95% of the issued and outstanding shares of the Company Common Stock. Purchaser has accepted all properly tendered shares for prompt payment."


ITEMS 4 AND 11

         Items 4 and 11 of the Schedule TO are hereby amended and supplemented to include the following information:

         "(d) The Offer terminated at 5:00 p.m., Eastern Daylight Savings Time ("EDST"), on Monday, July 3, 2000. As of the time the Offer expired, 12,475,044 shares of the Company Common Stock had been tendered into the Offer and not withdrawn, representing approximately 95% of the issued and outstanding shares of the Company Common Stock. Purchaser has accepted all properly tendered shares for prompt payment."


ITEM 12.  EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

(a)(7) Text of Press  Release  issued by the Company  and  Purchaser  on July 5,
2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 5, 2000


SCHEDULE TO/13E-3                      CLC ACQUISITION CORPORATION

                                       By:   \x\ Vincent J. Hemmer
                                          ------------------------------------
                                       Name:  Vincent J. Hemmer
                                       Title: Vice President

                                       COINMACH LAUNDRY CORPORATION

                                       By:   \x\ Mitchell Blatt
                                          ------------------------------------
                                       Name:  Mitchell Blatt
                                       Title: President

                                       GTCR FUND VII, L.P.

                                       By: GTCR Partners VII, L.P., its
                                           General Partner

                                       By: GTCR Golder, Rauner, L.L.C.,
                                           its General Partner

                                       By:   \x\ Bruce V. Rauner
                                          ------------------------------------
                                       Name:  Bruce V. Rauner
                                       Title: Principal

                                       GTCR-CLC, LLC

                                       By: Golder, Thoma, Cressey, Rauner Fund
                                           IV, L.P., its Managing Member

                                       By: GTCR IV, L.P., its General Partner

                                       By: Golder, Thoma, Cressey, Rauner, Inc.,
                                           its General Partner

                                       By:   \x\ Bruce V. Rauner
                                          ------------------------------------
                                       Name:  Bruce V. Rauner
                                       Title: Principal

                                             \x\ Bruce V. Rauner
                                       ---------------------------------------
                                       Bruce V. Rauner

SCHEDULE 13E-3/13D                     GOLDER, THOMA, CRESSEY, RAUNER
                                       FUND IV, L.P.

                                       By: GTCR IV, L.P., its General Partner

                                       By: Golder, Thoma, Cressey, Rauner, Inc.,
                                           its General Partner

                                       By:   \x\ Bruce V. Rauner
                                          ------------------------------------
                                       Name:  Bruce V. Rauner
                                       Title: Principal

                                             \x\ Stephen R. Kerrigan
                                       ---------------------------------------
                                       Stephen R. Kerrigan

                                             \x\ Mitchell Blatt
                                       ---------------------------------------
                                       Mitchell Blatt

                                             \x\ Robert M. Doyle
                                       ---------------------------------------
                                       Robert M. Doyle

                                             \x\ Michael E. Stanky
                                       ---------------------------------------
                                       Michael E. Stanky

                                             \x\ James N. Chapman
                                       ---------------------------------------
                                       James N. Chapman

                                                                  Exhibit (a)(7)

CONTACT:

CLC Acquisition Corporation
Stephen R. Kerrigan: (704) 375-1947


FOR RELEASE ON WEDNESDAY, JULY 5, 2000


                           CLC ACQUISITION CORPORATION
                        ANNOUNCES RESULTS OF TENDER OFFER

NEW YORK, July 5, 2000 -- CLC Acquisition Corporation today announced the expiration of its $14.25 per share cash tender offer for all outstanding shares of common stock of Coinmach Laundry Corporation (Nasdaq: WDRY) launched on May 26, 2000. The tender offer expired Monday, July 3, 2000 at 5:00 p.m. Eastern Daylight Savings Time ("EDST"). 12,475,044 shares were tendered into the offer and not withdrawn prior to its expiration, representing approximately 95% of the outstanding shares of Coinmach common stock. CLC Acquisition Corporation has accepted all shares properly tendered for prompt payment.

CLC Acquisition Corporation intends to go forward with the subsequent offering period it announced on June 26, 2000 to give holders of the shares not tendered in the initial offering period an opportunity to tender their shares. The subsequent offering period will begin at 9:00 a.m. EDST on July 5, 2000 and will expire at 5:00 p.m. EDST on Friday, July 7, 2000. CLC Acquisition Corporation reserves the right to extend the subsequent offering period for up to an additional 17 business days by issuing a press release on Monday, July 10. During this subsequent offering period, tendered shares will be accepted and promptly paid for as they are received. The same price to be paid to Coinmach stockholders at the conclusion of the initial tender offer period, $14.25 per share, net to the seller in cash, will be paid during the subsequent offering period. Shares tendered during the subsequent offering period may not be withdrawn.


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